CHINAEDU REPORTS FOURTH QUARTER AND FISCAL YEAR 2012 RESULTS

Fourth Quarter Net Revenue Exceeds Company Guidance, Increasing 12.4 Percent Year-Over-Year

Full Year 2012 Net Revenue Increases 12.0 Percent Year-Over-Year

BEIJING, CHINA – March 27, 2013 – ChinaEdu Corporation (NASDAQ: CEDU) (“ChinaEdu” or the “Company”), a leading online educational services provider in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2012.1

Fourth Quarter 2012 Highlights

•	Total net revenue for the fourth quarter of 2012 was $21.8 million, a 12.4 percent increase from $19.4 million in the corresponding period in 2011. Total net revenue exceeded Company guidance for the quarter.

•	Net revenue from online degree programs was $17.7 million, an increase of 13.9 percent from $15.5 million in the corresponding period of 2011.

•	Net income attributable to ChinaEdu was $2.4 million, an increase of 552.8 percent from $0.4 million in the corresponding period of 2011.

•	Adjusted net income attributable to ChinaEdu2 was $2.9 million, an increase of 257.9 percent from $0.8 million in the corresponding period of 2011.

•	Net income attributable to ChinaEdu per diluted ADS3 was $0.144, an increase of 542.9 percent from $0.022 in the corresponding period of 2011.

•	Adjusted net income attributable to ChinaEdu per diluted ADS4 was $0.173, an increase of 248.4 percent from $0.050 in the corresponding period of 2011.

•       The number of revenue students5 enrolled in online degree programs during the Fall 2012 semester increased 5.1 percent year-over-year to approximately 207,000 students.

Full Year 2012 Highlights

•	Total net revenue for 2012 was $78.4 million, a 12.0 percent increase from $70.0 million in 2011.

•	Net revenue from online degree programs was $63.1 million, an increase of 13.3 percent from $55.7 million in 2011.

•	Net income attributable to ChinaEdu was $6.1 million, an increase of 125.7 percent from $2.7 million in the corresponding period of 2011.

1 The reporting currency of the Company is RMB, but for the convenience of the reader, the amounts for the three months and the years ended on December 31, 2012 and 2011 are presented in U.S. dollars. Unless otherwise stated, all translations from RMB to U.S. dollars were made at the rate of RMB6.2301 to $1.00, the noon buying rate in effect on December 31, 2012 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or U.S. dollar amounts referred could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release. An explanation of the Company’s non-GAAP financial measures is included in the section entitled “Non-GAAP Financial Measures” below, and the related reconciliations to GAAP financial measures are presented in the accompanying financial statements.

2 “Adjusted net income attributable to ChinaEdu” is a non-GAAP measure defined as net income attributable to ChinaEdu excluding share-based compensation net of non-controlling interests’ portion, amortization of intangible assets and land use rights, and intangible assets impairment.

3 “ADS” is American Depositary Share. Each ADS represents three ordinary shares.

4 “Adjusted net income attributable to ChinaEdu per diluted ADS” is a non-GAAP measure which is computed using adjusted net income attributable to ChinaEdu over the number of ADSs used in net income attributable to ChinaEdu per diluted ADS calculation.

5 “Revenue students” refers to students of university online degree programs who have paid tuitions. The numbers for the three months ended December 31, 2012 and 2011 are revenue students in fall 2012 and fall 2011, respectively. The numbers for the years ended December 31, 2012 and 2011 are total revenue students in spring 2012 and fall 2012, in spring 2011 and fall 2011 respectively.

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•	Adjusted net income attributable to ChinaEdu was $9.0 million, an increase of 102.4 percent from $4.4 million in 2011.

•	Net income attributable to ChinaEdu per diluted ADS was $0.362, an increase of 126.0 percent from $0.161 in 2011.

•	Adjusted net income attributable to ChinaEdu per diluted ADS was $0.535, an increase of 103.0 percent from $0.263 in 2011.

•	The number of revenue students in online degree programs during 2012 increased roughly 12.4 percent over 2011 to approximately 400,000 students.

Julia Huang, executive chairman of ChinaEdu commented, “2012 was another successful year for ChinaEdu. Remaining focused on growth in our online degree programs, we expanded enrollment during the year to 400,000 revenue students. There were exciting developments in other areas of our business in 2012 as well. Particularly, several non-degree continued education programs for teachers were launched in 2012 and our recently expanded K-12 online interactive tutoring and Q&A programs have already gained traction and are showing encouraging results. Furthermore, enrollments at our private schools grew beyond expectations during the year as our brand name continues to draw in talented students.” She continued, “As we look to 2013, we will continue to grow our core business and explore opportunities that leverage our online-learning enabling capabilities. We remain committed to technological innovation in education and will continue to develop next generation technology platforms and interactive and mobile learning applications. Online learning has become more acceptable to users and mobile devices have become more readily available. We plan to penetrate the market further, applying our technological advantage across all areas of our business platform.”

Mr. Simon Mei, chief financial officer commented, “Recognizing our success in 2012 and the opportunities that lay ahead, the Company recently decided to make a major reinvestment in our business by negotiating a repurchase of shares. The repurchase program was completed at the end of February 2013. The Company repurchased 19,695,552 ordinary shares or the equivalent 6,565,184 ADSs. This is equal to 36.9% of the total issued ordinary shares of 53,428,219 prior to the transaction. The completion of the stock repurchase reflects the board of directors’ and management’s continued commitment to enhancing stockholder value, as well as confidence for the company’s future business perspectives. Other factors being equal, the stock repurchase will increase the Company’s earnings per share.”

Financial Results for the Fourth Quarter Ended December 31, 2012

Net Revenue

Total net revenue for the fourth quarter of 2012 was $21.8 million, a 12.4 percent increase from $19.4 million in the corresponding period in 2011.

Net revenue from online degree programs for the fourth quarter of 2012 was $17.7 million, a 13.9 percent increase over $15.5 million in the corresponding period in 2011. The increase in net revenue from online degree programs was primarily related to continued expansion and optimization of the Company’s learning centers network, as well as organic growth in revenue students enrolled in online degree programs. Enrollment for the 2012 Fall semester online degree programs was approximately 207,000 revenue students, a 5.1 percent increase from approximately 197,000 revenue students enrolled in the Fall semester in 2011.

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As of December 31 2012, ChinaEdu’s learning centers network was providing recruiting services for 22 universities with 118 operational learning centers, of which 57 were proprietary centers6 and 61 were contracted centers7. This compares to 105 operational learning centers as of December 31, 2011, of which 61 were proprietary and 44 were contracted centers.

Net revenue from non-degree programs, including online tutoring programs, private primary and secondary schools and international and elite curriculum programs in the fourth quarter of 2012 was $4.1 million, a 6.4 percent increase from $3.8 million in the fourth quarter of 2011. Of that, approximately $0.4 million was attributable to increased enrollment at our private school in the city of Anqing.

Cost of Revenue

Total cost of revenue for the fourth quarter of 2012 was $9.8 million, an increase of 13.3 percent, from $8.7 million in the corresponding period of 2011.

Cost of revenue for online degree programs in the fourth quarter of 2012 was $6.8 million, an increase of 16.2 percent compared to $5.8 million in the corresponding period of 2011. The increase in cost of revenue is mainly attributable to increased staff related costs.

Cost of revenue for non-degree programs in the fourth quarter of 2012 was $3.0 million, an increase of 7.4 percent from $2.8 million in the fourth quarter of 2011. The increase is attributable to increases in staff related costs and service fees for the private school in Anqing as well as the online tutoring program.

Gross Profit and Gross Margin

Gross profit for the fourth quarter of 2012 was $11.9 million, compared to $10.7 million in the corresponding period of 2011. Gross margin decreased slightly to 54.8 percent, compared to 55.1 percent for the corresponding period in 2011.

Gross margin for online degree programs decreased slightly to 61.6 percent, from 62.3 percent in the fourth quarter of 2011. The decrease was primarily due to an overall increase in the percentage of total net revenue contributed by the Company’s learning centers network. The learning centers network’s sales and service based model results in a higher cost of sales, whereas the joint venture model is more operationally driven. In general, more revenue generated from learning centers results in lower gross margin for our overall online degree programs.

Gross margin for online tutoring programs decreased to 37.7 percent, from 55.7 percent in fourth quarter of 2011, mainly due to the increased service fees associated with the expansion of the Company’s interactive course offerings.

Gross margin for private schools in the fourth quarter of 2012 decreased to 20.4 percent, compared to 24.8 percent in the corresponding period in 2011. The decrease of gross margin was primarily due to increased labor costs at our private school in Anqing.

Operating Expenses

Total operating expenses were $7.6 million in the fourth quarter of 2012, a decrease of 3.6 percent, from $7.9 million in the corresponding period in 2011. As a percentage of net revenue, total operating expenses decreased to 34.8 percent, compared to 40.6 percent in the corresponding period in 2011. The decrease in total operating expense was the result of the following:

6 Proprietary centers refer to self-owned learning centers operated either under the Company’s own brand name or the brand name of a university pursuant to a licensing arrangement with that university.

7 Contracted centers refer to agreement with third party learning centers pursuant to which the Company only provides assistance applying for approval from provincial level education authorities as well as securing additional university online degree programs. In return, the Company receives a percentage of the tuition earned by these third party learning centers.

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•	General and administrative expenses for the fourth quarter of 2012 were $3.7 million, a decrease of 4.8 percent from $3.9 million in the corresponding period in 2011. As a percentage of net revenue, general and administrative expenses decreased to 16.9 percent from 20.0 percent in the same period in 2011.
•	Selling and marketing expenses were $2.3 million in the fourth quarter of 2012, a decrease of 6.8 percent compared to $2.5 million in the corresponding period in 2011. As a percentage of net revenue, selling and marketing expenses decreased to 10.6 percent from 12.7 percent in the same period in 2011. The decrease in selling and marketing expenses was primarily due to a reduction in barter transactions related to online tutoring programs.
•	Research and development expenses for the fourth quarter of 2012 were $1.6 million, an increase of 4.6 percent compared to $1.5 million in the corresponding period in 2011. As a percentage of net revenue, the research and development expense was 7.3 percent in the fourth quarter of 2012, decreasing from 7.9 percent in the same period of 2011. The slight increase in research and development expenses was primarily attributable to increased staff costs.

Income from Operations

Income from operations in the fourth quarter of 2012 was $4.3 million, an increase of 54.5 percent compared to $2.8 million in the corresponding period of 2011. Operating margin increased to 19.9 percent in the fourth quarter of 2012, compared to 14.5 percent in the corresponding period of 2011.

Adjusted income from operations, a non-GAAP measure defined as income from operations excluding share-based compensation, amortization of intangible assets, land use rights and intangible assets impairment, was $4.9 million for the fourth quarter of 2012, an increase of 48.6 percent compared to $3.3 million in the corresponding period of 2011.

Adjusted operating margin, a non-GAAP measure defined as the ratio of adjusted income from operations (non-GAAP) over net revenue, for the fourth quarter of 2012 increased to 22.3 percent, compared to 16.9 percent for the corresponding period of 2011.

Interest and Investment Income

Interest and investment income for the fourth quarter of 2012 remained stable at $0.5 million, compared to the corresponding quarter of 2011.

Income Tax Expense

In the fourth quarter of 2012, income tax expense was $0.9 million and the effective income tax rate was 17.5 percent.

Net Income Attributable to Non-controlling Interests

Net income attributable to non-controlling interests remained stable at $1.8 million in the fourth quarter of 2012, compared to $1.7 million in the corresponding period in 2011.

Net Income Attributable to ChinaEdu

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Net income attributable to ChinaEdu, which is net income, excluding net income attributable to non-controlling interests, was $2.4 million in the fourth quarter of 2012, representing a significant increase of 552.8 percent from $0.4 million in the corresponding period of 2011. The increase was primarily due to an increase in gross profit across online degree programs, as well as effective expenses control.

Net income attributable to ChinaEdu per basic and diluted ADS was $0.154 and $0.144, respectively, for the fourth quarter of 2012, compared to $0.024 and $0.022, respectively, for the corresponding period in 2011.

Adjusted net income attributable to ChinaEdu (non-GAAP) was $2.9 million in the fourth quarter of 2012, compared to $0.8 million in the corresponding period of 2011. Adjusted net margin, a non-GAAP measure defined as the ratio of adjusted net income attributable to ChinaEdu (non-GAAP) over net revenue, was 13.5 percent in the fourth quarter of 2012, compared to 4.2 percent in the corresponding period of 2011.

Adjusted net income attributable to ChinaEdu per basic and diluted ADS (non-GAAP) was $0.185 and $0.173 respectively, for the fourth quarter of 2012, compared to $0.051 and $0.050, respectively, for the corresponding period of 2011.

Deferred Revenue

As of December 31, 2012, deferred revenue was $23.2 million, consisting of current deferred revenue in the amount of $21.5 million and non-current deferred revenue in the amount of $1.7 million.

In general, Fall semester tuition for online degree programs is received during the fourth quarter but is recognized both in the fourth quarter of the current year and the first quarter of the following year.

Private school revenue is received in September, but amortized over 6 or 12 months while online tutoring program revenue can be received at program enrollment and is mostly amortized within 12 months.

Cash and Cash Equivalents and Term Deposits

As of December 31, 2012, the Company reported cash and cash equivalents and term deposits of $76.7 million, which primarily consisted of cash and cash equivalents, and term deposits with original maturity terms of greater than three months but less than one year.

Amounts Due from Related Parties

Amounts due from related parties, which represents cash owed to the Company by collaborative alliance partners, were $48.5 million as of December 31, 2012 compared to $38.2 million as of December 31, 2011.

Fiscal Year 2012 Results

Net Revenue

Total net revenue in 2012 was $78.4 million, an increase of 12.0 percent from $70.0 million in 2011.

Net revenue from online degree programs in 2012 was $63.1 million, a 13.3 percent increase from $55.7 million in 2011. This increase was primarily attributable to strong enrollment growth in online degree programs in 2012, particularly through our learning centers network. In aggregate, the number of revenue students enrolled in online degree programs was approximately 400,000 in 2012, a 12.4 percent increase from approximately 356,000 revenue students enrolled in online degree programs in 2011.

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Net revenue from non-degree programs in 2012 was $15.2 million, compared to $14.2 million in 2011. The 7.0 percent increase was primarily attributable to increased student enrollments and increased tuition fees at our Anqing private school.

Cost of Revenue

Total cost of revenue in 2012 was $32.4 million, an increase of 8.9 percent from $29.8 million in 2011.

Cost of revenue for online degree programs in 2012 was $22.1 million, an increase of 10.8 percent compared to $19.9 million in 2011. The increase in cost of revenue was primarily due to an increase in staff costs resulting from headcount increases across the Company, as well as an increase in courseware costs related to new training courses and the growth of student body. Additionally, the learning centers network’s sales and service based model results in a higher cost of sales. The more revenue generated from learning centers, the higher the cost of revenue incurred.

Cost of revenue for non-degree programs in 2012 was $10.3 million, an increase of 5.0 percent compared to $9.8 million in 2011. The increase was primarily attributable to increased staff and transportation costs at the Anqing School, as well as an increase in service costs and leasing costs related to our online tutoring business.

Gross Profit

Gross profit for 2012 was $45.9 million, an increase of 14.4 percent compared with $40.2 million in 2011.

Gross margin in 2012 was 58.6 percent, compared with gross margin of 57.4 percent in 2011. The increase was primarily due to an increase in net revenue coupled with stringent cost controls over the year.

Operating Expenses

Total operating expenses in 2012 were $31.3 million, a 4.1 percent increase from $30.1 million in 2011. The increase was primarily attributable to the following:

•	General and administrative expenses in 2012 were $16.1 million, a 6.7 percent increase from $15.1 million in 2011. The increase was mainly the result of an early termination of a lease agreement, an increase in stock related expenses due to the granting of restricted shares for staff, as well as an increase in conference attendance and travel costs.
•	Selling and marketing expenses in 2012 were $7.8 million, an 8.3 percent decrease from $8.5 million in 2011. The decrease in selling and marketing expenses was primarily attributable to a significant decrease in marketing activities surrounding international and elite curriculum programs.
•	Research and development expenses in 2012 were $6.5 million, flat with 2011.
•	The Company incurred an intangible asset impairment charge in relation to the BCIT (British Columbia Institute of Technology) and FEC (Friendly Experimental Class) programs in the international and elite curriculum division in the third quarter of 2012, resulting in an aggregate non-cash charge of $0.9 million (RMB5.9 million).
•	Share-based compensation in 2012, which was allocated to the related cost of revenue and operating expense line items, was $1.3 million, increased 27.4% percent from $1.0 million in 2011.

Income from Operations

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Income from operations was $14.6 million in 2012, an increase of 44.9 percent from $10.1 million in 2011. Operating margin was 18.7 percent in 2012, compared to 14.4 percent in 2011.

Adjusted income from operations (non-GAAP) in 2012 was $17.6 million, an increase of 48.1 percent compared to $11.9 million in 2011. Adjusted operating margin (non-GAAP) was 22.5 percent in 2012, compared to 17.0 percent in 2011.

Interest Income and Investment Income

Interest income and investment income increased 52.1 percent to $2.4 million in 2012, compared to $1.6 million in 2011. Interest income increased $0.7 million while investment income increased $0.1 million in 2012.

Income Tax Expense

Income tax expense in 2012 was $4.2 million, compared with $2.7 million in 2011. The 2012 effective tax rate was 24.1 percent, compared with 23.2 percent of 2011.

Net Income Attributable to Non-controlling Interests

Net income attributable to non-controlling interests was $7.3 million in 2012, an increase of 14.1 percent compared to $6.4 million in 2011. The increase was primarily due to the non-controlling interest impact related to the increase in net income from online degree programs.

Net Income attributable to ChinaEdu

Net income attributable to ChinaEdu was $6.1 million in 2012, representing an increase of 125.7 percent from $2.7 million in 2011. Net margin was 7.8 percent in 2012, compared to 3.9 percent in 2011.

Adjusted net margin was 11.5 percent in 2012, compared to 6.4 percent in 2011.

First Quarter 2013 Guidance

ChinaEdu management expects total net revenue in the first quarter of 2013 to range from RMB116 million to RMB120 million or $18.6 million to $19.3 million, representing a 1.8 percent to 5.3 percent increase from RMB114 million or $18.3 million compared to the corresponding period in 2012.

Conference Call

ChinaEdu’s management will hold an earnings conference call at 8:00 a.m. U.S. Eastern Time on March 28, 2013 (8:00 p.m. Beijing/Hong Kong Time on March 28, 2013).

Dial-in details for the earnings conference call are as follows:

International:	+65 67239382
Hong Kong:	+852 25214709
United States:	+1 (718) 354-1231
Toll-free China, Mobile:	4006208038
Toll-free China:	8008190121
Toll-free United States:	1 (866) 519-4004
Conference ID:	21948711
Conference Password:	ChinaEdu

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A live and archived webcast of the conference call will be available on the investor relations page of ChinaEdu's website at http://ir.chinaedu.net and a replay of the conference call may be accessed by phone until April 5, 2013.

Dial-in numbers for the replay are as follows:

Toll Free United States	+1 (855) 452-5696
International	+61 2 8199 0299
Conference ID:	21948711
Conference Password:	ChinaEdu

Non-GAAP Financial Measures

To supplement the unaudited condensed consolidated financial information presented in accordance with Generally Accepted Accounting Principles in the United States of America (“GAAP”), the Company uses non-GAAP measures of income from operations and net income attributable to ChinaEdu, which are adjusted from results based on GAAP to exclude certain non-cash items of share-based compensation, amortization of intangible assets and land use rights and intangible assets impairment. Adjusted operating margin is defined as the ratio of adjusted operating income from operation over net revenue. Adjusted net income attributable to ChinaEdu per basic and diluted ADS are non-GAAP measures which are computed using adjusted net income attributable to ChinaEdu over the number of ADSs used in net income attributable to ChinaEdu per basic and diluted ADS calculation.

These non-GAAP financial measures are provided to enhance the investors’ overall understanding of the Company’s current and past financial performance in on-going core operations as well as prospects for the future. These measures should be considered in addition to results prepared and presented in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. Management considers the non-GAAP information as important measures internally and therefore deems it important to provide all of this information to investors.

About ChinaEdu

ChinaEdu Corporation is an educational services provider in China, incorporated as an exempted limited liability company in the Cayman Islands. Established in 1999, the Company’s primary business is to provide comprehensive services to the online degree programs of leading Chinese universities. These services include academic program development, technology services, enrollment marketing, student support services and finance operations. The Company’s other lines of businesses include the operation of private primary and secondary schools, online interactive tutoring services and providing marketing, support for international and elite curriculum programs and online learning community for adult students.

The Company believes it is the largest service provider to online degree programs in China in terms of the number of higher education institutions that are served and the number of student enrollments supported. The Company currently has entered into collaborative alliances with 12 universities, ranging from 10 to 50 years in length. The Company has also entered into technology agreements with 6 universities. Besides, ChinaEdu performs recruiting services for 22 universities through nationwide learning center network.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals, and projections, which are subject to numerous assumptions, risks, and uncertainties. Forward-looking statements involve known and unknown risks, uncertainties and contingencies, many of which are beyond our control which may cause actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. The Company’s actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including those described under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2011, and in documents subsequently filed by the Company from time to time with the Securities and Exchange Commission. Unless required by law, the Company undertakes no obligation to (and expressly disclaim any such obligation to) update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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For investor and media inquiries, please contact:

Helen Plummer
Senior Investor Relations Coordinator
ChinaEdu Corporation
Phone: +1 908-442-9395
E-mail: helen@chinaedu.net

Simon Mei
Chief Financial Officer
ChinaEdu Corporation
Phone: +86 13810568391
E-mail: simon@chinaedu.net

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ChinaEdu Corporation
Unaudited Condensed Consolidated Balance Sheets

(in thousands, unaudited)	December 31,2011	December 31,2012	December 31,2012
	RMB	RMB	US$

Current assets:
Cash and cash equivalents	273,746	385,922	61,945
Term deposits	98,163	92,028	14,772
Short-term investments	34,648	23,575	3,784
Accounts receivable, net	31,478	34,917	5,605
Prepaid expenses and other current assets	22,725	23,455	3,763
Amounts due from related parties-current	238,016	260,184	41,762
Deferred tax assets-current	5,697	9,571	1,536
Total current assets	704,473	829,652	133,167
Property and equipment, net	239,210	238,563	38,292
Amounts due from related party-non-current	-	41,979	6,739
Land use rights	26,657	26,049	4,181
Deposits paid for acquisition of property and equipment	17,902	3,873	622
Deferred tax assets-non-current	8,217	2,085	335
Long-term investments	-	801	129
Rental deposits	2,213	1,497	240
Acquired intangible assets, net	63,638	54,499	8,748
Goodwill	43,255	43,255	6,943
Total assets	1,105,565	1,242,253	199,396

Liabilities and equity
Current liabilities:
Accounts payable (including accounts payable of the consolidated VIE without recourse to the Group of 1,975 and 2,007 as of December 31, 2011 and December 31, 2012, respectively)	2,239	2,401	385
Deferred revenues-current (including deferred revenues of the consolidated VIE without recourse to the Group of 20,525 and 23,518 as of December 31, 2011 and December 31, 2012, respectively)	125,332	134,175	21,537
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIE without recourse to the Group of 18,644 and 22,113 as of December 31, 2011 and December 31, 2012, respectively)	91,980	113,558	18,228
Amounts due to related parties-current (including amounts due to related parties of the consolidated VIE without recourse to the Group of 1,953 and 1,926 as of December 31, 2011 and December 31, 2012, respectively)	13,146	35,507	5,699
Income taxes payable (including income taxes payable of the consolidated VIE without recourse to the Group of 8,893 and 10,004 as of December 31, 2011 and December 31, 2012, respectively)	51,448	49,294	7,912
Other taxes payable (including other taxes payable of the consolidated VIE without recourse to the Group of 3,047 and 4,442 as of December 31, 2011 and December 31, 2012, respectively)	21,970	27,294	4,381
Total current liabilities	306,115	362,229	58,142
Deferred revenues-non-current (including deferred revenues of the consolidated VIE without recourse to the Group of 33 and 29 as of December 31, 2011 and December 31, 2012, respectively)	12,059	10,654	1,710
Deferred tax liabilities-non-current (including deferred tax liabilities of the consolidated VIE without recourse to the Group of 1,017 and 978 as of December 31, 2011 and December 31, 2012, respectively)	9,243	13,473	2,163
Unrecognized tax benefit (including unrecognized tax benefit of the consolidated VIE without recourse to the Group of 2,364 and 3,555 as of December 31, 2011 and December 31, 2012, respectively)	6,089	8,795	1,412
Total liabilities	333,506	395,151	63,427

ChinaEdu shareholders’ equity	604,806	650,191	104,363
Noncontrolling interests	167,253	196,911	31,606
Total equity	772,059	847,102	135,969
Total liabilities and equity	1,105,565	1,242,253	199,396

ChinaEdu Corporation
Unaudited Condensed Consolidated Statements of Operations
	Three Months Ended			Twelve Months Ended
(in thousands,except for percentage, share, and per share information)	December 31,2011	December 31,2012	December 31,2012	December 31,2011	December 31,2012	December 31,2012
	RMB	RMB	US$	RMB	RMB	US$

Gross Revenue *	123,127	135,889	21,812	453,116	504,052	80,904

Business Tax	2,569	347	55	17,257	15,730	2,525

Net Revenue:
Online degree programs	96,760	110,230	17,693	347,107	393,343	63,135
Online tutoring programs	6,057	6,843	1,099	25,755	25,266	4,055
Private primary and secondary schools	14,088	16,275	2,613	49,653	59,937	9,620
International and elite curriculum programs	3,653	2,194	352	13,344	9,776	1,569
Total net revenue	120,558	135,542	21,757	435,859	488,322	78,379

Cost of revenue:
Online degree programs	36,433	42,353	6,798	124,242	137,689	22,101
Online tutoring programs	2,683	4,262	684	9,107	11,861	1,904
Private primary and secondary schools	10,589	12,962	2,081	36,127	42,713	6,856
International and elite curriculum programs	4,393	1,741	279	16,128	9,846	1,580
Total cost of revenue	54,098	61,318	9,842	185,604	202,109	32,441

Gross profit:
Online degree programs	60,327	67,877	10,895	222,865	255,654	41,034
Online tutoring programs	3,374	2,581	415	16,648	13,405	2,151
Private primary and secondary schools	3,499	3,313	532	13,526	17,224	2,764
International and elite curriculum programs	(740)	453	73	(2,784)	(70)	(11)
Total gross profit	66,460	74,224	11,915	250,255	286,213	45,938

Online degree programs	62.3%	61.6%	61.6%	64.2%	65.0%	65.0%
Online tutoring programs	55.7%	37.7%	37.7%	64.6%	53.1%	53.1%
Private primary and secondary schools	24.8%	20.4%	20.4%	27.2%	28.7%	28.7%
International and elite curriculum programs	(20.3%)	20.6%	20.6%	(20.9%)	(0.7%)	(0.7%)
Gross margin	55.1%	54.8%	54.8%	57.4%	58.6%	58.6%

Operating expenses:
General and administrative	24,121	22,961	3,685	93,950	100,204	16,084
Selling and marketing	15,362	14,313	2,297	52,777	48,407	7,770
Research and development	9,487	9,927	1,593	40,589	40,512	6,503
Intangible assets impairment	-	-	-	-	5,901	947
Total operating expenses	48,970	47,201	7,575	187,316	195,024	31,304
Income from operations	17,490	27,023	4,340	62,939	91,189	14,634
Operating margin	14.5%	19.9%	19.9%	14.4%	18.7%	18.7%

Interest income	2,641	3,330	536	8,843	13,253	2,127
Gain on disposal of assets	-	894	143	-	2,197	353
Investment income	166	-	-	832	1,460	234
Other income	284	459	74	1,003	1,376	221
Income before income tax and equity method investments	20,581	31,706	5,093	73,617	109,475	17,569
Income tax expense	(7,691)	(5,603)	(899)	(17,044)	(26,427)	(4,242)
Net income before income from equity method investments	12,890	26,103	4,194	56,573	83,048	13,327
Income from equity method investments, net of taxes	-	261	42	-	261	42
Net income	12,890	26,364	4,236	56,573	83,309	13,369
Net income attributable to the noncontrolling interests	(10,557)	(11,134)	(1,787)	(39,752)	(45,338)	(7,277)
Net income attributable to ChinaEdu	2,333	15,230	2,449	16,821	37,971	6,092
Net margin	1.9%	11.2%	11.2%	3.9%	7.8%	7.8%

Net income attributable to ChinaEdu per ADS:
Basic	0.15	0.96	0.154	1.06	2.40	0.385
Diluted	0.14	0.90	0.144	1.00	2.26	0.362

Weighted average aggregate number of ADSs outstanding:
Basic	15,756,432	15,880,826	15,880,826	15,817,977	15,841,125	15,841,125
Diluted	16,569,830	17,001,590	17,001,590	16,889,743	16,829,078	16,829,078

* Gross revenue is detailed as follows:
Online degree programs	98,978	110,363	17,714	362,888	407,869	65,466
Online tutoring programs	6,177	7,025	1,128	26,381	25,874	4,153
Private primary and secondary schools	14,106	16,289	2,615	49,726	60,066	9,641
International and elite curriculum programs	3,866	2,212	355	14,121	10,243	1,644

ChinaEdu Corporation
Unaudited Condensed Consolidated Statements of Comprehensive Income
	Three Months Ended			Twelve Months Ended
(in thousands, unaudited)	December 31,2011	December 31,2012	December 31,2012	December 31,2011	December 31,2012	December 31,2012
	RMB	RMB	US$	RMB	RMB	US$
Net income	12,890	26,364	4,236	56,573	83,309	13,369
Other comprehensive income, net of taxes
Foreign currency translation adjustments	1,143	(94)	(15)	(751)	(87)	(14)
Change in fair value of available for sale investments	(539)	290	47	187	1,247	200
Comprehensive income	13,494	26,560	4,268	56,009	84,469	13,555
Less: comprehensive income attributable to the noncontrolling interests	11627	12,694	2,038	46,020	47,836	7,678
Comprehensive income attributable to Chinaedu	1,867	13,866	2,230	9,989	36,633	5,877

ChinaEdu Corporation
Unaudited Condensed Consolidated Statements of Cash Flow
	Three Months Ended			Twelve Months Ended
(in thousands, unaudited)	December 31,2011	December 31,2012	December 31,2012	December 31,2011	December 31,2012	December 31,2012
	RMB	RMB	US$	RMB	RMB	US$

Operating activities:
Net income	12,890	26,364	4,236	56,573	83,309	13,369
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	1,660	2,262	363	6,483	8,258	1,326
Depreciation and amortization of property and equipment	6,637	6,414	1,030	23,900	25,377	4,073
Amortization of land use rights	152	152	24	608	608	98
Amortization of acquired intangible assets	1,078	847	136	4,171	3,903	626
Accounts receivable writeoff	-	-	-	-	340	55
Intangible assets impairment	-	-	-	-	5,901	947
Investment income	(166)	-	-	201	(1,460)	(234)
Gain on disposal of assets	-	(894)	(143)	-	(2,197)	(353)
Income form equity method investments	-	219	35	-	219	35
Loss from disposal of property and equipment	81	197	32	234	1,611	259
Changes in assets and liabilities
Accounts receivable	(8,033)	4,072	654	3,613	(3,779)	(607)
Inventory	-	-	-	358	-	-
Prepaid expenses and other current assets	4,436	2,565	411	7,458	532	86
Amounts due from related parties	(8,708)	(44,974)	(7,221)	8,646	(64,325)	(10,324)
Rental deposits	409	(17)	(3)	(1,277)	716	115
Accounts payable	(8,449)	(7,627)	(1,224)	(2,013)	162	26
Deferred revenues	81,115	81,946	13,153	21,858	7,438	1,195
Accrued expenses and other current liabilities	(9,464)	(5,958)	(956)	8,700	20,851	3,348
Amounts due to related parties	(10,136)	14,847	2,381	(19,717)	22,468	3,606
Income tax payable	9,319	965	155	6,836	(2,154)	(346)
Other taxes payable	3,480	3,167	508	1,462	5,324	855
Deferred income taxes	(2,894)	615	99	(6,034)	6,488	1,041
Unrecognized tax benefit	667	844	135	2,398	2,706	434
Net cash provided by operating activities	74,074	86,006	13,805	124,458	122,296	19,630

Investing activities:
Purchase of property and equipment	(2,702)	(3,538)	(568)	(20,788)	(12,407)	(1,991)
Proceeds from disposal of assets	-	1,335	214	-	5,430	872
Deposits paid for acquisition of property and equipment	(3,873)	-	-	(18,863)	-	-
(Purchase) maturity of term deposits	(11,000)	107,000	17,175	22,337	6,135	985
Purchase of investments	(2,556)	-	-	(19,556)	(13,591)	(2,182)
Proceeds from the sale of short term investments	4,119	-	-	16,306	26,187	4,203
Purchase of exclusive partnership with universities	-	-	-	(1,960)	(980)	(157)
Proceeds from disposal of property and equipment	20	-	-	275	-	-
Net cash (used in) provided by investing activities	(15,992)	104,797	16,821	(22,249)	10,774	1,730

Financing activities:
Deferred payment of purchase of property and equipment	(1,479)	-	-	(1,479)	-	-
Cash dividends paid to noncontrolling shareholders	(49)	-	-	(13,510)	(21,441)	(3,442)
Capital contributions by noncontrolling shareholders	-	-	-	2,960	-	-
Proceeds from exercise of share options	20	1,330	213	598	5,068	813
Prepayment for shares repurchase	(38)	-	-	(168)	-	-
Repurchase and cancellation of ordinary shares	(688)	(1,846)	(296)	(7,437)	(4,574)	(734)
Repayment of loan from related party	(14,500)	-	-	-	-	-
Loan from related party	10,000	-	-	-	-	-
Net cash used in financing activities	(6,734)	(516)	(83)	(19,036)	(20,947)	(3,363)

Effect of foreign exchange rate changes	(23)	57	10	80	53	9

CASH AND CASH EQUIVALENTS, beginning of period	222,421	195,578	31,392	190,493	273,746	43,939

CASH AND CASH EQUIVALENTS, end of period	273,746	385,922	61,945	273,746	385,922	61,945

Net increase in cash and cash equivalents	51,325	190,344	30,553	83,253	112,176	18,006

ChinaEdu Corporation
Unaudited reconciliations from income from operations to adjusted income from operations (non-GAAP) and adjusted operating margin (non-GAAP)

	Three Months Ended			Twelve Months Ended
(in thousands, unaudited)	December 31,2011	December 31,2012	December 31,2012	December 31,2011	December 31,2012	December 31,2012
	RMB	RMB	US$	RMB	RMB	US$

Net revenue	120,558	135,542	21,757	435,859	488,322	78,379
Income from operations	17,490	27,023	4,340	62,939	91,189	14,634
Adjustments:
Share-based compensation	1,660	2,262	363	6,483	8,258	1,326
Amortization of intangible assets and land use rights	1,230	999	160	4,779	4,511	724
Intangible assets impairment	-	-	-	-	5,901	947
Adjusted income from operations (non-GAAP)	20,380	30,284	4,863	74,201	109,859	17,631
Adjusted operating margin (non-GAAP)	16.9%	22.3%	22.3%	17.0%	22.5%	22.5%

ChinaEdu Corporation
Unaudited reconciliations from net income attributable to ChinaEdu to adjusted net income attributable to ChinaEdu (non-GAAP), adjusted net margin (non-GAAP) and adjusted net income per ADS (non-GAAP)

	Three Months Ended			Twelve Months Ended
(in thousands, unaudited)	December 31,2011	December 31,2012	December 31,2012	December 31,2011	December 31,2012	December 31,2012
	RMB	RMB	US$	RMB	RMB	US$

Net revenue	120,558	135,542	21,757	435,859	488,322	78,379
Net income attributable to ChinaEdu	2,333	15,230	2,449	16,821	37,971	6,092
Adjustments:
Share-based compensation	1,660	2,262	363	6,483	8,258	1,326
Share-based compensation attributable to the noncontrolling interest	(110)	(193)	(31)	(376)	(562)	(90)
Amortization of intangible assets and land use rights	1,230	999	160	4,779	4,511	724
Intangible assets impairment	-	-	-	-	5,901	947
Adjusted net income attributable to ChinaEdu (non-GAAP)	5,113	18,298	2,941	27,707	56,079	8,999
Adjusted net margin (non-GAAP)	4.2%	13.5%	13.5%	6.4%	11.5%	11.5%

Adjusted net income attributable to ChinaEdu per ADS (non-GAAP):
Basic	0.32	1.15	0.185	1.75	3.54	0.568
Diluted	0.31	1.08	0.173	1.64	3.33	0.535

Weighted average aggregate number of ADSs outstanding:
Basic	15,756,432	15,880,826	15,880,826	15,817,977	15,841,125	15,841,125
Diluted	16,569,830	17,001,590	17,001,590	16,889,743	16,829,078	16,829,078